Exhibit 17.2

From: Lawrence Fitch
Sent: Friday, October 01, 2010 9:26AM
To: Cheryl Blouw; Dave Blossey; Dave Hovingh; Jeff Elders; Jerry Systma; Rick Blauw; Roger Roode; Bob Bilotti
Subject: Resignation

Good Morning

This email is intended to make clear the reasons for my resignation from the boards of the bank and holding company.

When I called Bob Bilotti on the telephone to resign from the boards, he immediately accepted and commented we have fundamnetal differences. I agreed and therefore thought I did not need to make reference to that fact in my subsequent wriiten resignation (see attached). In fact, I was deliberately vague so as not to be personal in tone. Upon reflection, I think more specificity is in order so that my reasons for resignation are not misconstrued.

My resignation is effective imediately. I will not be attending board meetings going forward. Also, it Bob Bilotti's management in which I have lost confidence and trust. As he remians chairman of both boards, my service on the boards is inappropriate. This is the sole reason for my resignation.

Larry Fitch